JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

September 29, 2022

VIA EDGAR

Mr. Ryan Lichtenfels

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
Correspondence submitted August 11, 2022
File No. 001-36450

Dear Mr. Lichtenfels and Ms. Ransom,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 16, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2021 Form 20-F submitted on August 11, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence filed August 11, 2022

Introduction, page 2

1.

We note your response to our first comment. We note your indication that the legal risks of being based in and having operations in Chinese mainland are not expected to apply to the entities or businesses in Hong Kong and Macau because they operate under different sets of laws, however, we continue to believe that there is a risk that the laws applicable to Chinese mainland could be applied to the entities and businesses in Hong Kong and Macau and, therefore, there are legal risks associated with those operations. Please revise your disclosure to acknowledge as much, as well as ensure that you acknowledge that a different set of laws are applicable to Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

Page 2 :

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in Chinese mainland also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from Chinese mainland, the legal risks associated with being based in and having operations in Chinese mainland could apply to our operations in Hong Kong and Macau, if the laws applicable to Chinese mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in Item 3.D. Key Information—Risk Factors.”

Summary of Risk Factors, page 2

2.

We note your response to our second comment. Please specifically disclose in your summary risk factors that the rules and regulations in China can change with little advanced notice, that the PRC government may intervene or influence your operations at any time as well as that it may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Also, revise to refer to the titles of each of the risk factors to which you cross-reference.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company also undertakes to refer the titles of each of the risk factors in this section in the same way as the first bulleted paragraph below under the subsection titled “Risks Related to Our Business” is revised.

The Company further respectfully submits to the Staff that:

•

For a substantial majority of the new rules and regulations (or amendments of existing rules and regulations) in China that have an impact on the Company, there is a regular period of several months between the date of their promulgation and the date on which such rules and regulations become effective, leaving sufficient time for the Company to comply with. For those rules and regulations with a relatively short period of time before their effectiveness, the legislative process typically involves market inquiries and solicitation of comments by the relevant regulatory bodies before the rules and regulations are promulgated, which gives the parties that may be impacted a de facto notice for the changes. As such, the Company believes the current proposed disclosure in the summary risk factor section beginning with “Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement,” as well as the risk factor titled “Uncertainties with respect to the legal system in Chinese mainland could adversely affect us” give the investors an adequate and fair description of the relevant risks.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

•

Although the PRC government has significant authority in regulating the operations of PRC companies and may influence such operations in many ways, it protects the legitimate rights and interests of PRC companies and respects their normal operations in compliance with laws and regulations. The government authorities’ intervention and influence usually take place when companies have been engaged in activities in violation of relevant laws and regulations. Therefore, the Company believes that the PRC government’s significant authority in regulating the Company’s operations is sufficiently acknowledged in the current proposed disclosure.

Page 2:

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected; See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected” on page 18 for details;

. . .

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

PRC government~~’s~~ has significant authority in regulating our operations and may influence our operations. ~~its~~ It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 62 for details.

. . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

•

Uncertainties with respect to the ~~PRC~~ legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us” on page 59 for details;

Item 3. Key Information, page 6

3.	We note your response to our sixth comment. Please explicitly state whether or not there are any limitations on your ability to transfer cash between yourself and your investors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 8:

Cash and Asset Flows Through Our Organization

JD.com, Inc. is a holding company with no operations of its own. We conduct our operations in Chinese mainland ~~China~~ primarily through our subsidiaries and consolidated variable interest entities in Chinese mainland ~~China~~. As a result, although other means are available for us to obtain financing at the holding company level, JD.com, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to JD.com, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to JD.com, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

Our board of directors has complete discretion on whether to distribute dividends subject to our current memorandum and articles of association and certain restrictions under Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. See “Item 8. Item 8.A. Financial Information— Consolidated Statements and Other Financial Information—Dividend Policy” for details.

4.

We note your response to our ninth comment, however, we disagree with your reference to “effective” control throughout your disclosure. Please revise to state that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

Our Holding Company Structure and Contractual Arrangements with the Consolidated ~~Our~~ Variable Interest Entities

JD.com, Inc. is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entities, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in Chinese mainland through (i) our PRC subsidiaries and (ii) ~~our~~ the consolidated variable interest entities with which we have maintained contractual arrangements. ~~PRC laws~~ Laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in Chinese mainland through ~~our~~ the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the consolidated variable interest entities and their shareholders to control the business operations of ~~our~~ the consolidated variable interest entities. . . . Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in ~~our~~ the consolidated variable interest entities in Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in Chinese mainland.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, ~~our~~ the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we ~~have effective control over and~~ are considered the primary beneficiary of these companies~~,~~ and ~~we~~ have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither JD.com, Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—~~Our~~ The Consolidated Variable Interest Entities.”

The Company further undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from making any reference to “effective” control over the consolidated VIEs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

Permissions Required from the PRC Authorities, page 8

5.

We note your response to our thirteenth comment. Please provide the specific basis for counsel’s belief that such CAC permission is not required in connection with your previous issuance of securities to foreign investors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 34:

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 29, 2022

. . .

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security. The Draft Measures for Internet Data Security provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cybersecurity review for certain activities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. ~~If the enacted versions of the Draft Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all.~~ As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC based on the Draft Measures for Internet Data Security. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Measures for Internet Data Security requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

*    *     *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8911-8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Sandy Ran Xu
Sandy Ran Xu
Chief Financial Officer

cc:	Lei Xu, Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP